Exhibit 99.1

Ambow Education Files 2011 Annual Report on Form 20-F and Confirms Adjustments to 2011 Financial Results

BEIJING, May 29, 2012, Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that it has filed its 2011 annual report on Form 20-F (the “2011 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2011 Annual Report is available on the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of the 2011 Annual Report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

The Company also reached a conclusion on certain discussions included in its press release dated May 16, 2012 (the “May 16 Press Release”), regarding the preliminary adjustments to the Company’s 2011 unaudited annual financial results included in the Company’s press release dated March 5, 2012 (the “March 5 Press Release”), which was included as an exhibit to the Company’s Form 6-K furnished to the SEC on March 5, 2012. The Company has determined the following:

1.    For those distributors with a proven payment history, the Company will continue to recognize revenue upon delivery of services and products. For those distributors without adequate history of timely payments, the Company will recognize revenue at the later of cash collection or the delivery of services and products.  Accordingly, the Company determined that US$14.1 million(1) (RMB88.8 million) of revenue previously recognized in 2011 should be reversed and recognized in the future when cash is collected from certain distributors without a proven history of timely payments. The related account receivables have also been removed from the balance sheet. This adjustment does not impact revenue in 2010. As of the date of this press release, the Company has collected approximately US$12.2 million (RMB77 million) of the cash associated with the revenue to be deferred as of December 31, 2011, which collected revenue (together with any additional collections before June 30, 2012) will be recognized by the Company in the first half of 2012. Any remaining balance will be recognized when collected. All future sales to distributors without adequate history of timely payment will be recognized on the cash basis until such time as a proven payment history is established.

2.    The Company determined to make a bad debt provision of US$2.2 million (RMB14.0 million).

3.    The Company identified an additional 12 tutoring centers that were already operating in December 2011. As a result, depreciation and other expense were determined to increase by US$0.5 million (RMB3.3 million). The balance sheet is also adjusted accordingly: US$4.4

(1)  The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, RMB amounts presented throughout this press release include translations into U.S. dollars (“US$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.00 to RMB6.2939, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

million (RMB 27.8 million) was reclassified from other non-current assets to leasehold improvements. As of December 31, 2011, the Company had a total of 150 tutoring centers.

As a result of the above adjustments, the corresponding tax impact led to a reduction in income tax expense of US$1.6 million (RMB 9.8 million).

In addition to the above adjustments, the Company determined certain other adjustments which had no impact on the Company’s net income.  The major items concerning these other adjustments are as follows:

4.           The Company revised the treatment of US$2.6 million (RMB16.6 million) of amortization expense attributable to student population to be reclassified from general and administrative expense to cost of revenue on the basis that this expense contributed directly to revenue generation. At the same time, the Company revised the treatment ofUS$0.3 million (RMB1.9 million) of expenses, which were research and development in nature, to be reclassified from cost of revenue to research and development expense.

5.           In December 2011, the Company signed an agreement to sell Beijing Century College Group and Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”).  The transaction was recorded as a disposal as of December 31, 2011 with all the related assets and liabilities removed from the balance sheet in the unaudited annual financial results included in the March 5 Press Release.  It was subsequently determined that as of December 31, 2011, the disposal transaction had not been completed. Accordingly, Beijing Century College Group is currently classified as held for sale on the balance sheet. As of December 31, 2011, assets classified as held for sale were US$61.1 million (RMB384.4 million) and liabilities classified as held for sale were US$23.1 million (RMB145.2 million). 21st School remains included as held for use on the balance sheet since the Company will have significant continuing operation in 21st School following the planned disposal. Accordingly, US$74.1 million (RMB466.5 million) of assets and US$23.8 million (RMB149.5 million) of liabilities from 21st School were consolidated on the Company’s balance sheet.

There were three other minor adjustments to the balance sheet, which had no impact on the Company’s net income.

All of the adjustments described above had no effect on the Company’s cash flow in 2011 and had no negative impact on the Company’s previously announced cash balance at December 31, 2011. Cash flow from operating activity in 2011 was US$47.1 million (RMB296.7 million)

After evaluating the potential acquisition impairment charge and tax provision discussed in the May 16 Press Release, the Company has also determined these charges are not necessary.

For ease of comparison, please refer to the tables set forth at the end of this release which set out the primary differences between the unaudited annual financial results included in the March 5 Press

Release and the actual annual financial results reflected in the Company’s audited financial statements included in the 2011 Annual Report.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality individualized services and products. Ambow has two business divisions: “Better Schools,” which includes tutoring centers and K-12 schools; and “Better Jobs,” which includes career enhancement centers and colleges. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward-looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Ambow may also make written or oral forward-looking statements in its reports to the SEC, including on Forms 20-F and 6-K, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ambow’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks related to Ambow’s ability to complete its annual audits in a timely manner, risks related to Ambow’s ability to file its annual reports on Form 20-F within the time periods prescribed by the rules of the SEC (or any extension period thereof) and risks related to Ambow’s identification of adjustments in its audited financial statements subsequent to announcing preliminary financial results, as well as risks outlined in Ambow’s filings with the SEC, including its annual reports on Form 20-F. Ambow does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ambow’s consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: [(i) Non-GAAP operating income from continuing operations, (ii) Net income from continuing operations excluding disposal loss from continuing operations, (iii) Non-GAAP net income from continuing operations excluding disposal loss from continuing operations, (iv) Non-GAAP net income from continuing operations, (v) EBITDA from continuing operations excluding disposal loss from continuing operations, (vi) Adjusted EBITDA from continuing operations excluding disposal loss from continuing operations, (vii) Non-GAAP net income from continuing operations per ADS basic and diluted.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective.  Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity.  Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.  Ambow believes that these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

AMBOW EDUCATION HOLDING LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended December 31
	6-K		Adjusted
	2011	2011	2011	2011
	USD	RMB	USD	RMB
Better Schools
Tutoring	127,897	804,969	127,897	804,969
Revenue deferred (adjustment 1)	—	—	(4,290)	(27,000)
K-12 Schools	42,908	270,059	42,908	270,059
Better Job
Career Enhancement	90,088	567,005	90,088	567,005
Revenue deferred (adjustment 1)	—	—	(9,820)	(61,803)
Colleges	18,428	115,982	18,428	115,982
NET REVENUES	279,321	1,758,015	265,211	1,669,212
Cost of revenues	(111,594)	(702,364)	(111,594)	(702,364)
Depreciation (adjustment 3)	—	—	(523)	(3,293)
Associated with revenue deferred	—	—	796	5,014
Amortization reclassified from G&A (adjustment 4)	—	—	(2,631)	(16,560)
Expenses reclassified to R&D (adjustment 4)	—	—	297	1,871
GROSS PROFIT	167,727	1,055,651	151,556	953,880
Operating expenses:
Selling and marketing	(56,154)	(353,425)	(56,154)	(353,425)
General and administrative	(52,825)	(332,473)	(52,825)	(332,473)
Bad debt provision (adjustment 2)	—	—	(2,224)	(14,000)
Amortization reclassified to cost (adjustment 4)	—	—	2,631	16,560
Research and development	(5,985)	(37,670)	(5,985)	(37,670)
Expensed reclassified from cost (adjustment 4)	—	—	(297)	(1,871)
Impairment loss (note 2)	—	—	(4,025)	(25,336)
TOTAL OPERATING EXPENSES	(114,964)	(723,568)	(118,879)	(748,215)
OPERATING INCOME	52,763	332,083	32,677	205,665

OTHER EXPENSE
Interest expense, net	(3,909)	(24,603)	(3,909)	(24,603)
Foreign exchange losses, net	(849)	(5,343)	(849)	(5,343)
Other income, net	367	2,312	367	2,312
Disposal loss from continuing operations (note 2)	(4,025)	(25,336)	—	—
INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	44,347	279,113	28,286	178,031
Income tax expense	(8,265)	(52,019)	(8,265)	(52,019)
Decrease due to lower taxable income	—	—	1,555	9,788
INCOME FROM CONTINUING OPERATIONS	36,082	227,094	21,576	135,800
Income (Loss) from discontinued operations, net of income taxes	(19,000)	(119,581)	(19,000)	(119,581)
NET INCOME/(LOSS)	17,082	107,513	2,576	16,219
Add: Net loss attributable to non-controlling interest	789	4,966	789	4,966
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	17,871	112,479	3,365	21,185

Preferred shares redemption value accretion	—	—	—	—
Allocation of net income to participating preferred sharesholders	—	—	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	17,871	112,479	3,365	21,185

Net income/(loss) from continued operations per ADS attributable to ordinary shareholders
Basic	0.52	3.25	0.32	1.96
Diluted	0.49	3.09	0.30	1.88

Net income/(loss) from discontinued operations per ADS attributable to ordinary shareholders
Basic	(0.27)	(1.67)	(0.27)	(1.67)
Diluted	(0.25)	(1.59)	(0.25)	(1.59)

Weighted average number of ADS (note1)
Basic	71,469,519	71,469,519	71,469,519	71,469,519
Diluted	75,216,406	75,216,406	75,216,406	75,216,406

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	1,158	7,286	1,158	7,286
General and administrative	4,007	25,220	4,007	25,220
Research and development	134	842	134	842
	5,299	33,348	5,299	33,348

Note1:    Each ADS represents two common shares.

Note2:    Impairment loss was reclassified from other operating expense to operating expense as of Dec 31, 2011.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended December 31
	6-K		Adjusted
	2011	2011	2011	2011
	USD	RMB	USD	RMB
Operating income from continuing operations	52,763	332,083	32,677	205,665
Share-based compensation expenses	5,299	33,348	5,299	33,348
Impairment loss	—	—	4,025	25,336
Non-GAAP operating income from continuing operations	58,062	365,431	42,001	264,349

Net income from continuing operations	36,871	232,060	22,365	140,766
Impairment loss	4,025	25,336	4,025	25,336
Net income from continuing operations excluding impairment loss from continuing operations attributable to Ambow	40,896	257,396	26,390	166,102
Share-based compensation expenses	5,299	33,348	5,299	33,348
Non-GAAP net income from continuing operations	46,195	290,744	31,689	199,450

Net income from continuing operations margin	13.2%	13.2%	8.4%	8.4%
Non-GAAP net income from continuing operations margin	16.5%	16.5%	11.9%	11.9%

Net income from continuing operations per ADS attributable to Ordinary Shareholders - Basic (note 4)	0.52	3.25	0.32	1.96
Net income from continuing operations per ADS attributable to Ordinary Shareholders - Diluted	0.49	3.09	0.30	1.88

Net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.52	3.25	0.32	1.96
Net income from continuing operations per adjusted ADS attributable to Ambow — Diluted (note3)	0.49	3.09	0.30	1.88

Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.65	4.07	0.44	2.79
Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow — Diluted	0.61	3.87	0.42	2.65

Adjusted weighted average number of ADS used in calculating net income and non GAAP from continuing operations net income attributable to Ambow per ADS - basic	71,469,519	71,469,519	71,469,519	71,469,519
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income from continuing operations attributable to Ambow per ADS - diluted	75,216,406	75,216,406	75,216,406	75,216,406

EBITDA from continuing operations excluding impairment loss from continuing operations (note1)	70,061	440,957	55,267	347,842
Share-based compensation expenses	5,299	33,348	5,299	33,348
Adjusted EBITDA from continuing opertion excluding impairment loss from continuing operations (note2)	75,360	474,305	60,566	381,190

EBITDA margin from continuing operations excluding impairment loss from continuing operations	25.1%	25.1%	20.8%	20.8%
Adjusted EBITDA margin from continuing operations excluding impairment loss from continuing operations	27.0%	27.0%	22.8%	22.8%

Note1:    EBITDA from continuing operations, a non-GAAP measure,  being net income from continuing operations attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.  The depreciation and amortization from continuing operations for the twelve months of 2011(6-k) and 2011 (adjusted) were RMB 106,940 and RMB 114,906, respectively.

Note2:    Adjusted EBITDA from continuing operations being EBITDA from continuing operations excluding share based compensation.

Note3:    Net income from continuing operations per adjusted ADS attributable to Ambow  — diluted is computed by dividing net income  from continuing operations attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Note4:    Net income from continuing operations used to calculate EPADS is equal to net income (loss) attributable to AMBOW EDUCATION HOLDING LTD minus income (loss) from discontinued operations, net of income taxes.

AMBOW EDUCATION HOLDING LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of December 31,
	6-K		Adjusted
	2011	2011	2011	2011
	USD	RMB	USD	RMB
ASSETS
Current assets:
Cash and cash equivalents	61,818	389,075	74,784	470,682
Restricted cash	350	2,200	350	2,200
Term deposits	7,341	46,205	7,341	46,205
Accounts receivable, net	33,820	212,857	17,199	108,247
Amounts due from related parties	10,569	66,521	10,569	66,521
Deferred tax assets, current	2,406	15,142	2,721	17,126
Prepaid and other current assets	130,498	821,344	91,219	574,123
Assets classified as held for sale (adjustment 5)	—	—	61,075	384,401
TOTAL CURRENT ASSETS	246,802	1,553,344	265,258	1,669,505
Property and equipment, net	101,563	639,225	125,362	789,016
Intangible assets and land use rights, net	119,985	755,174	120,082	755,784
Goodwill	170,796	1,074,980	184,207	1,159,386
Deferred tax assets, non-current	763	4,800	763	4,800
Amounts due from related parties	3,569	22,463	3,569	22,463
Other non-current assets	53,170	334,645	50,791	319,673
TOTAL NON-CURRENT ASSETS	449,846	2,831,287	484,774	3,051,122
TOTAL ASSETS	696,648	4,384,631	750,032	4,720,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	18,759	118,070	18,759	118,070
Current portion of Long-term borrowings	2,542	16,000	2,542	16,000
Deferred revenue	69,746	438,975	72,481	456,189
Accounts payable	7,632	48,034	8,245	51,896
Accrued expenses and other current liabilities	71,550	450,326	76,658	482,476
Income tax payable	21,303	134,079	21,037	132,406
Amount due to related parties	7,552	47,531	7,552	47,531
Liabilities classified as held for sale (adjustment 5)	—	—	23,065	145,169
TOTAL CURRENT LIABILITIES	199,084	1,253,015	230,339	1,449,737
Deferred tax liabilities, non-current	17,990	113,227	24,527	154,368
Long-term borrowings	7,388	46,500	7,388	46,500
Non-current portion of consideration payable for acquisitions and other liabilities	18,337	115,414	48,231	303,559
TOTAL NON-CURRENT LIABILITIES	43,715	275,141	80,146	504,427
TOTAL LIABILITIES	242,799	1,528,156	310,485	1,954,164

SHAREHOLDERS’ EQUITY	445,129	2,801,594	430,827	2,711,582
TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	445,129	2,801,594	430,827	2,711,582
Non-controlling interest	8,720	54,881	8,720	54,881
TOTAL SHAREHOLDER’S EQUITY	453,849	2,856,475	439,547	2,766,463
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	696,648	4,384,631	750,032	4,720,627